UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                                                  OMB APROVAL
                                                  OMB NUMBER:  3235-0104
                                                  Expires: September 30, 1998
                                                  Estimated average burden
                                                  hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    Exxon Corporation
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     (Last)                         (First)                      (Middle)

  5959 Las Colinas Boulevard
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                                   (Street)

  Irving                              Texas                       75039-2298
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     12/1/98
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

    Mobil Corporation MOB
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5.   Relationship of Reporting Person to Issuer     (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---
       --------------------------
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

 X  Form filed by One Reporting Person
----

    Form filed by More than One Reporting Person
----


             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------






                                                                        (Over)
                                                               SEC 1473 (7-96)


           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Securities      Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
-----------------------------------------------------------------------------------------------------------------------------------

No Securities Owned*


-------------------------
* Explanation of Responses: In connection with the Agreement and Plan of Merger dated as of December 1, 1998 among Exxon Corporation ("Exxon"), Lion Acquisition Subsidiary Corporation and Mobil Corporation ("Mobil"), Exxon and Mobil entered into a Stock Option Agreement pursuant to which Mobil granted Exxon an option (the "Option") to purchase up to 136,500,000 shares of common stock, par value $1.00 per share, of Mobil (the "Option Shares"), for a purchase price of $95.96 per share (the "Purchase Price") (with the purchase price per share as to 1,000 Option Shares being adjustable under certain circumstances). Prior to the exercise of the Option, Exxon is not entitled to any rights as a shareholder of Mobil as to the Option Shares. The number of Option Shares and the Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Exxon upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 14.9% of the total outstanding shares of common stock of Mobil immediately prior to the time of such exercise (treating as outstanding for this purpose the shares of common stock subject to the Option). The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, Exxon expressly disclaims beneficial ownership of the Option Shares.






   /s/ Donald D. Humphreys                                      12/11/98
-------------------------------                        ------------------------
Nmae: Donald D. Humphreys                                         Date
      Vice President, Controller
      and Principal Accounting
      Officer




**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                               SEC 1473 (7-96)